K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

July 18, 2019

VIA EDGAR

Ms. Alison White
Senior Counsel

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust

File Nos. 333-180879 and 811-22704

Dear Ms. White:

On behalf of our client, Cambria ETF Trust (the “Trust” or the “Registrant”), we are responding to comments you delivered to us orally on September 4, 2018 regarding the Trust’s Post-Effective Amendment No. 80 (PEA No. 80), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 28, 2018 for the purpose of responding to SEC Staff comments on and updating the effective registration statements of certain series of the Trust, including, among others, Cambria Global REIT ETF (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with a copy of the white paper or index methodology for the Fund’s underlying index prior to taking any actions to launch the Fund.

Response: On July 18, 2019, via email correspondence, Fund counsel provided the Staff with a copy of the index methodology for Cambria Global REIT Index, the Fund’s underlying index.

2.	Comment: To the extent that the Fund expects to concentrate in a particular country or geographic region, please disclose such geographic concentration in the Fund’s principal investment strategy. Please clarify your prior response to this comment—“[w]e have made the requested change.”

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

July 18, 2019

Response: The Registrant does not expect the Fund to concentrate (hold more than 25% of) its assets in securities within a particular country or geographic region other than the United States; however, the Registrant expects that the Fund may invest a significant portion of its assets in REITs issued and listed in Australia, Europe, Japan, Singapore or the United Kingdom. Accordingly, the Registrant will revise the Fund’s principal investment strategy and “Geographic Investment Risk” to include the following sentence:

The Fund may invest a significant portion of its assets in REITs issued and listed in Australia, Europe, Japan, Singapore or the United Kingdom.

In addition, the Registrant will add principal risk disclosure related to the Fund’s investments in each of the following countries or regions: Asia-Pacific, Australia, Europe, Japan, Singapore, and the United Kingdom.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:	W. John McGuire, Esq.